Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

November 10, 2010

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:     202-772-9349

Re: Havaya Corp.
Registration Statement on Form S-1 - Amendment No. 5
Amended October 29, 2010
File No. 333-165083

Dear Mr. Mancuso:

Havaya Corp. (“Havaya”) acknowledges receipt of the letter dated November 8, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Sixth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  Further to the Staff’s discussion with our counsel on November 9, 2010, we confirm that there have been no material changes in our financial reports since the preparation of the June 30, 2010 financial reports attached to the Sixth Amended Draft.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Havaya is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

1

Our Competition, page 31

1.
We reissue prior comment 2 which sought a copy of the data that you used for your disclosure, in addition to the information regarding the location of the data.  In this regard, please ensure that your disclosure is current; we note that some of the information on the internet sites that you mention in your response reflects prices that differ from your disclosure.

Response:  Revised.  We have attached to this letter a copy of the data used for our disclosure.   As the prices of some of our competitors’ products have changed, we have revised the document to ensure that the disclosure is current.  Please see the Sixth Amended Draft.

2.	We are unable to agree with your analysis in response to prior comment 3. Please file the consent of the researchers that you cite.

Response:  Revised.  We have removed the research studies cited on page 37 from the document and have revised the description in this section of our competitive position.   Please see the Sixth Amended Draft.

Exhibit 23.1

3.
Refer to prior comment 4.  The financial statements’ periods your auditors stated herein are still not consistent with those in your auditors’ report.  For example, your accountants reports includes an audit opinion for the period ended June 30, 2009 and for the periods from inception (November 21, 2007) through June 30, 2010.  These periods are not referenced in this auditors consent.  As previously requested, please have your auditors revise their consent accordingly.

Response:  Revised.  We have filed our auditors’ revised audit consent referencing the financial statements periods consistent with those in their audit report.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,

Avraham Grundman, President and Treasurer
Havaya Corp.

VIA EDGAR
cc:           Joseph McCann, Securities and Exchange Commission, Division of Corporation Finance -Edgar

2

Teeth Whitening Products

Page 1 of 2

Order Now! 1-800-460-3081

View Shopping Cart

Teeth Whitening Facts & Myths | Our Results! | Our Products | Company Info

Home > Teeth Whitening Products

Home > Articles > Colgate Tooth Whitening > Teeth Whitening Products

Teeth Whitening Products

Imagine Beautiful White Teeth in Just a Few Days!

Ultra-White has been used to treat tooth discoloration in over 33,000 people since 1996. We provide the same teeth whitening process used by over 90% of dentists and have been online since 1997.
Our promise to you:
All of our products come with a 90-day **100% no risk money back guarantee.** If you do not think ANY product we sell performs to your satisfaction return it for a prompt, hassle free refund.
We respect your privacy and do not sell our mailing lists. All orders placed over the Internet are through a secure server for your protection.

Ultra-White is sold in the U.S and abroad. We are EU and UK friendly.

Teeth Whitening 16% Deluxe System
$98.95, 2/$172.42

Teeth Whitening 22% Deluxe System
$99.95, 2/$176.92

Teeth Whitening Gel 16% Carbamide Peroxide
$37.00

Teeth Whitening Gel 22% Carbamide Peroxide
$38.00

Custom Fit Teeth Bleaching Trays
$69.87

Immediate Teeth Bleaching Custom Trays
$38.00

New! Zoom Whitening Pen
$45.54

Teeth Whitening Facts

Our Teeth Whitening Results!

Teeth Whitening Products

About Us

Resources

Articles

http://www.ultra-white.com/ourproducts.html

09/11/2010

Teeth Whitening Complete Systems

Page 1 of 1

Pure White Smiles

MY SHOPPING CART

CHECK OUT

Contact Us

Home

Products

- Complete Systems
- Whitening Gels
- Mouthpieces

Information

- Usage Instructions
- Product Comparison
- FAQ
- Whitening Tips

Specials

About Us

- Why Buy from Us
- Shipping Policies

Contact Us

Complete Teeth Whitening Systems

Our complete teeth whitening systems offer great value. We have several options available, based on the price and quality you desire. All of these systems are effective, and all are backed by our money back guarantee.

Special Offer: As an added bonus, you will qualify for our free 16% syringe special (a $19.95 value) when ordering a teeth beaching system from this page.

Name	Strength	Uses	Mouthpiece	Price	
ProWhite 22% Kit with (3) Syringes	22%	30	Thermoform	$39.95	ADD TO CART
ProWhite 22% Kit with Bulk Tube	22%	120	Thermoform	$54.95	ADD TO CART
ProWhite 16% Kit with (3) Syringes	16%	30	Thermoform	$29.95	ADD TO CART
ProWhite 16% Kit with Bulk Tube	16%	120	Thermoform	$39.95	ADD TO CART

http://www.purewhitesmiles.com/systems.asp

09/11/2010

BRITE SMILE

ABOUT US | ASK MED SPA EXPERTS | LOCATIONS | NEWS & EVENTS | GIFT CERTIFICATES | SHOPPING CART
PURE MED SPA

OVER 1.4MILLION SATISFIED CUSTOMERS
THE ORIGINAL BRITE SMILE for OVER 10 years!

COSMETIC DENTISTRY | TEETH WHITENING | SKIN REJUVENATION | LASER AESTHETICS | PRODUCTS | SPECIAL OFFERS
BOOK AN APPOINTMENT

BriteSmile To Go - 3 Pens

~~$79.99~~ $69.95

Previ

BriteSmile To Go is an easy way to dramatically whiten your teeth, wherever and whenever you want. After years in research, BriteSmile To Go has been developed to help people look and feel their best without all of the hassle that comes with bleaching trays or store bought options. BriteSmile To Go is convenient, simple, completely safe, and it works!

- Easy to use click pen applicator delivers your teeth whitening without any mess
- Time released proprietary formula enables safe, gentle and effective teeth whitening
- Dries rapidly, you can simply use it whenever and wherever you want
- Just two easy 30-second applications a day for two weeks, then use as desired
- Each Whitening Pen last for 30 days of whitening applications

Availability: Available Now
Product Reviews: 1

Reviews | Add to Cart

Gift Certificates
Order

BriteSmile Toothpaste
Order

BriteSmile To Go - 3 Pens
Order

BriteSmile To Go - 1 Pen
Order

Try 3 Mint To Go Pens
Order

Would you like to recieve special offers, discounts and also be up-to-date on BriteSmile News & Services? Join us on social networks!

Join us on Facebook | Follow us on Twitter | Watch us on YouTube | Subscribe our RSS | Subscribe to our Newsletter

Brite Smile Brite Skin Med Spas specialize in the latest advances in technology for **cosmetic dentistry, skin rejuvenation** and **anti-aging aesthetic procedures.** From non-surgical facelifts, anti-aging and skin rejuvenation treatments to include BOTOX Cosmetic, Restylane and Perlane, to cosmetic dentistry (veneers, lumineers, invisalign and **teeth whitening**), Brite Smile Brite Skin Med Spas is a full service cosmetic spa with over 10 years of expertise in the industry. Click here for the full list of our **med spa & cosmetic dentistry** services.

Our Cosmetic and Medical team of dentists, aestheticians & physicians enable our clients to achieve their skin care and **cosmetic dentistry** needs by creating the perfect treatment plans that are customized on a per/client basis. Our medical team is involved every step of the way to monitor progress and truly provide the best results possible!

Brite Smile Brite Skin Med Spa has over 40 convenient locations throughout the USA & Canada. Click Here to Find a Location nearest to you!

BRITE SMILE © 2010 | Privacy Policy | Terms of Use | Sitemap   Support by GTAwebmaster

Teeth Whitening Gel | Teeth Whitening Kits | Tooth Bleaching Products Page 1 of 2

Bleach Pro™ Teeth Whitening

SALE! View Whitening Specials
Limited Time Offer

Developed by Dentists for Fast Teeth Whitening at Home!
Professional Strength for Long Lasting Results.

Whitening Pens

Home | Products 22% | Order | LED Blue Light | FAQs | Night Guards | Shipping | Site Map
Testimonials | Products 35% | Order by Mail | Chairside Light | Links | Distributors | Contact Us | Accessories

...4.95
Order Now Get 1 FREE Syringe

Before
After

VISA | MasterCard | American Express Cards | Discover Novus

...eluxe Kit $54.95
Order Now Get 2 FREE Syringes

Checks - Money Orders Accepted
Click Here For Print & Mail Form

- **Specially formulated 22% and 35% professional strength Carbamide Peroxide teeth whitening kits and gel.**
- **Developed by dental professionals for fast, long lasting results.**
- **High-viscosity teeth whitening gel removes stains from tobacco, coffee, tea, red wine, foods and more.**
- **Consumer reports advise *"At home teeth bleaching kits effectively whiten teeth at less cost than dentists."* Experience affordable dental whitening with professional results. Guaranteed. Compare and Save!**

Order Now

Distributor Opportunities

STOP Teeth Grinding. Night Guards Only $11.95

Checks, Money Orders Accepted - Printable Order Form

Top Service Secure Shopping

Teeth Whitening Gel | Teeth Whitening Kits | Teeth Whitening |

http://www.bleachpro.com/ 09/11/2010

Dr. Collins All White Bleaching Kit

Page 1 of 2

Dr.Collins

Bringing Smiles to Life™

READ WHAT PEOPLE HAVE TO SAY ABOUT DR. COLLINS PRODUCTS

Home | Products | Email Signup | Contact Us | Sample Request | Testimonials | Where to Buy

TOOTH WHITENING
- All White Bleaching Gel
- All White Bleaching Kit

DENTAL FLOSS
- BioFloss
- Waxed
- Unwaxed
- Unwaxed Extra Fine

TOOTHPASTE
- All White Toothpaste
- Restore Toothpaste
- Natural Toothpaste

TOOTHBRUSH
- Perio Toothbrush
- Kids Perio Toothbrush
- Smiley Star Toothbrush
- Disposable Toothbrushes

ACCESSORIES
- Tongue Squigi
- Cleanpics
- Interdental Cleaners
- Dental Kit
- Lip Balm

PROFESSIONAL PRODUCTS
- BioSight

Follow us on Twitter

Find us on Facebook

En Espanol

Dr. Collins All White Bleaching Kit

Dr.Collins
ALL
WHITE
BLEACHING SYSTEM

Make Your Own Whitening Trays at **HOME** to use with whitening/bleaching gel.

Try the EXCELLENT VALUE All White Whitening System

- **NO** Dental visit required
- Each kit includes **4 Thermoform Boil-n-Bite Trays** (2 extra trays in case of error when forming your trays)
- **FREE** retainer box
- **All White Bleaching System** is comparable to professional whitening at a fraction of the price.
- Includes **2 x 5ml Dr Collins Bleach Syringes - 22%, 16% or 10%** (approx. 15 applications) and instructions.
- Free Sample of Dr.Collins All White Toothpaste
- Made in U.S.A

INSTRUCTIONS FOR FORMING YOUR Boil-n-Bite (Thermoform) Trays for use with Tooth Whitening Gel.

haga clic aqui para intstructions en español

STEP 1:		Boil a pot of water and then submerge your mouthpiece into it for 5 to 15 seconds. You will see the mouthpiece begin to wilt. **NOTE** - Keeping the mouthpiece submerged too long will cause it to shrink.
STEP 2:		Place the mouthpiece into your mouth and press it against the front of your teeth with your fingers and the back of your teeth with your tongue. Let it cool and your mouthpiece is now perfectly molded to your teeth.
STEP 3:		**NOTE** - You will only need to conduct the boil-n-bite procedure once for each mouthpiece, not each time you conduct your whitening session.
STEP 4:		After you have formed your Whitening Trays, your trays are ready for use. Squeeze Whitening gel into the front of your mouthpiece. You don't need to over fill it. Place mouthpiece over your teeth for 1-3

http://www.drcollins.com/allwhitekits.asp

11/10/2010

Dr. Collins All White Bleaching Kit Page 2 of 2

hours. Repeat this process for both upper and lower teeth once per day until teeth have reached desired shade of white.

All White Bleaching Systems is the perfect at-home teeth whitening system for those looking for an economic alternative to dentist administered whitening or simply wishing to maintain their pearly whites. The system is available with 2 large 5mL gel syringes, containing 10%, 16%, or 22% Carbamide Peroxide gel, which is twice the amount of gel provided in most other whitening kits. The system also includes 4 Thermoform Boil-and-Bite trays, which is 2 more trays than most brands provide! The All White Bleaching System also comes with a designer retainer box for safe and hygienic storage of the trays. This eminent formula is water based with a neutral ph causing less tooth sensitivity. The All White Bleaching System provides the convenience of teeth whitening at home with comparable results to dentist administered.

Do NOT smoke, drink or eat while bleaching your teeth. It is NOT recommended to bleach your teeth if you're pregnant or nursing.

Customer Feedback:

I always thought that the most expensive products were the best products, and I spent hundreds of dollars on a previous kit that gave me very little results. When my friend recommended me this product I was skeptical but after using it and seeing the results myself I am truly amazed and now tell everyone that they have to try this. I just wanted to say thank you for this.
Micheal P, TX.

Awesome teeth whitening system, I absolutely love it. I just wish I would have boughten it sooner so I could have had this beautiful smile all along.
Jillian K, CA.

Dr. Collins – Bringing Smiles to Life

Home | Products | Contact Us

Copyright ©2008 Dr. Collins. All Rights Reserved.

http://www.drcollins.com/allwhitekits.asp 11/10/2010

Teeth Whitening: Smile Whitening System + 6 Bonus Ampoules: GO SMiLE Page 1 of 2

GO SMiLE
The Smile Beauty Company

NEW Speed Whitening System: Whiten Twice as Fast with ZERO Sensitivity!
Learn More

FREE SHIPPING on orders over $50!

Log In to My Account Track Order
Search Search entire store

SHOP

Whiten Your Teeth

- NEW! Green Apple Toothpaste
- NEW! On-The-Go™ Teeth Whitening Pen
- NEW! Speed Whitening System
- NEW! Pre-Whitening Gel
- Lip Treatment
- B1 - The Original GO SMILE Tooth Whitening System
- Smile Whitening System + Six Bonus Ampoules
- Fresh Mint Touch Up® - 7 Count
- Watermelon Mint Touch Up® - 7 Count
- Green Apple Touch Up® - 7 Count
- Touch Up® Flavor Variety Pack - 14 Count with Carrying Case
- Fresh Mint Touch Up® - 30 Count

Keep Teeth White

Sets, Kits and More

Sale & Special Values

View All Products

My Shopping Bag

You have no items in your shopping bag.

Bookmark

BOOKMARK

GO SMiLE
SMILE WHITENING SYSTEM

Mouse over image to see detail.

MORE VIEWS

Smile Whitening System + Six Bonus Ampoules

Quick Overview

You can get sparkling white teeth in just a week, with no trays, no strips, and – best of all – no sensitivity. Smile Whitening System is whitening that fits your life!

The Secret is the Ampoule – See How it Works!

flip pop whiten

PLAY

Email to a Friend

$89.00 **Quantity:** 1

ADD TO BAG

Description **Instructions** **FAQs**

The fastest way to a younger look is a whiter smile. And with the GO SMILE® Smile Whitening System, you could see results in just one day! Even more exciting, GO SMILE's patented Ampoule Technology™ Delivery System is amazingly fast and easy to use, and it ensures that the whitening serum stays potent until the moment you're ready to use it. Just Flip, Pop and Whiten, twice a day for seven days and in no time at all your smile will be at its very best. One more reason to smile: a recent clinical study reported no sensitivity after using GO SMILE®! PLUS: Six extra bonus ampoules! Once you've completed the seven day system, use the extra ampoules any time for a whitening boost. You can use them on your most stubborn stains, before a special event, or whenever your smile needs a lift. Because nothing is as beautiful as a radiant smile.

http://www.gosmile.com/shop/whiten-your-teeth/smile-whitening-system-plus-six-bonus-... 11/10/2010

Shofu Niveous
Page 1 of 2

Home About Us Contact Us

Products | Equipment | Technology | Office Design | Equipment Repair | Practice Opportunities

Search...

Click here to log in...
Create Account...

Home > Preventives > Tooth Whitening

Shofu Niveous

Niveous

1291	Shofu Bleaching Niveous Whitening Kit - Contains: 10 Bleach Ampules, 30 "Booster" Brushes, New Niveous Liquid Resin Dam Material, Detailed Instruction Booklet with Illustrations and Accessories.	1@: $187.05
1292	Shofu Niveous Bleaching Gel Refill (25 Ampules)	1@: $269.10
1293	Shofu Niveous Booster Brush Refill (100 Brushes)	1@: $39.65
1294	Shofu Niveous Liquid Dam Refill (2 Syringes)	1@: $26.45
1295	Shofu Niveous Liquid Dam Dispenser Needles (100 Needles)	1@: $14.20

Promotions

Featured Products

Vendor Partner Specials

Acrylics
Alloys
Anesthetic Products
Anesthetics
Aspirating Syringes
Needles
Sharps
Topical
Articulating Products
Burs & Diamonds
Bur Accessories
Burs-FG
Burs-HP
Burs-RA
Diamonds
Cements & Liners
Composites Accessories
Composites Accy
Cosmetic Dentistry
Bonding Agents
Composite Accessories
Composites
Tooth Whitening Products
Crown & Bridge Products
Core Materials
Crowns
Desensitizers
Disposables
Cotton Products
Cups
Headrest Covers
Miscellaneous Disposables
Towels/Bibs
Tray Covers/Sleeves
Endodontics
Equipment
Handpieces
Miscellaneous Equipment
Small Equipment
Evacuation

http://www.midwaydental.com/ecommerce/Shofu-Niveous.cfm?item_id=38282&group=... 11/10/2010